Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON JULY 23, 2012

DATE, TIME AND PLACE:   On July 23, 2012, at 11:30 a.m., at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaú Unibanco, in the city and state of São Paulo.

CHAIR:   Roberto Egydio Setubal.

QUORUM:   The majority of the elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following due examination of the account statements for the period from January to June of 2012, the Directors decided “ad referendum” of the General Stockholders Meeting, pursuant to sub-item 14.2 of the Corporate Bylaws:

a)  to declare complementary interest on capital to the dividends paid on a monthly basis during the first half of 2012 and set against the mandatory dividend for the fiscal year 2012, in the amount of R$ 0.2774 per share, less 15% income tax at source, resulting in net interest of R$ 0.2358 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

b)   to pay this complementary interest on capital on August 15, 2012, based on the closing stockholding position as of August 1st, 2012.

CONCLUSION: The meeting was closed, these minutes were drafted, read, approved by all and signed. São Paulo (SP), July 23, 2012 (signed).  Roberto Egydio Setubal and Alfredo Egydio Arruda Villela Filho – Vice Presidents; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer